January 11, 2012

Sarah E. Cogan, Esq.
Simpson Thatcher & Bartlett, L.L.P.
425 Lexington Avenue
New York, New York 10017

Re: ClearBridge Energy MLP Fund Inc.
        File Nos. 333-166021 and 811-22405

Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for the ClearBridge
Energy MLP Fund Inc. ("Fund"), registering its common stock, debt securities and
preferred stock, filed with the Commission on December 22, 2011. Based upon
Securities Act Release No. 6510 and the representations contained in your letter of
December 22, 2011, we conducted a selective review of the registration statement. We
have the following comments.

Prospectus

General

        Please state in your response letter whether FINRA has reviewed and approved
the proposed terms, compensation, and other considerations of the underwriting
arrangements contained in the registration statement.

        Please provide us with a form of prospectus supplement for each security that the
Fund may offer under the shelf offering, *i.e.*, debt and preferred in addition to the
common shares supplement already provided. With respect to the common stock
prospectus supplement, please include the over-allotment disclosure required by
Instruction 4 to Item 1.g. of Form N-2.

Cover

        Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule
415 under the Securities Act of 1933.

Offerings

        Please clarify in this section that issuance of shares below net asset value will
be dilutive to the net asset value of the Fund's common stock.

        What is the maximum percent dilution that could be produced by sales of
securities registered in this registration statement?

Summary (p.1)

Investment Strategies (p.2)

Please explain how the non-MLP investments described in the first paragraph of this section as offering "economic exposure" to MLPs have economic characteristics similar to those of MLPs. *See* Investment Company Act Release No. 24828 (January 17, 2001) ("Rule 35d-1 Adopting Release") note 13 and accompanying text.

Summary of Fund Expenses, (p. 33)

Please delete the last sentence of the paragraph preceding the table.

Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item for acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

Use of Leverage (p. 47)

Please delete "unlikely" from the last sentence of the partial paragraph at the top of this page.

Risks (p. 48)

Dilution Risk (p. 57)

Please state whether the Fund has received permission from shareholders to sell Fund common stock below NAV and, if so, the terms of such authority.

Description of Shares (p. 69)

Please provide information for debt securities equivalent to that provided for common and preferred shares.

Statement of Additional Information

Please file Registrant's Form of Indenture as an exhibit to the registration statement.

What are the Fund's plans regarding the filing of a Form T-1 Statement of Eligibility with respect to the Form of Indenture?

Please file as an exhibit to the registration statement a copy of the Statement of Rights and Privileges of holders of the Registrant's preferred shares.

Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel